

December 27, 2012

Via E-Mail
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA  18195

> **Re:** **Taminco Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed December 3, 2012**
> **File No. 333-185244**

Dear Mr. Decat:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify your lead underwriter(s) in your next amendment. We will defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

2. Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

3. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness

of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

4.  Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.  Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance

5.  Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Table of Contents, page i

6.  Please remove the sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date on the front cover of the prospectus.  This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Market, Ranking and Other Industry Data, page ii

Trademarks, page ii

7.  Please be advised that the prospectus summary must immediately follow the table of contents.  Please revise to relocate this information to a more appropriate location in the prospectus.

8.  We note the disclaimer that you have not independently verified the information in the sources and data used to provide the market and industry data, that you cannot assure investors as to the accuracy or completeness of this information, and that the data, including the beliefs and estimates on which it is based, may not be reliable.  Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise.  Please delete this language.

9.  Please delete the disclaimer stating that ADL does not make any warranty or assume any liability with respect to the reliance upon or use of any information or analysis disclosed in the ADL Report, and that opinions or conclusions reached in the ADL Report are dependent upon assumptions and conditions over which ADL has no control and may not occur.  We note that ADL has provided its consent pursuant to Rule 436 of the Securities

Act and is liable for the information that is attributed to it in the registration statement. Please also delete the statement in the third paragraph that "[t]here is no implied warranty of merchantability or fitness for a particular purpose to apply."

10. We note your use of various industry and scientific statistics throughout the prospectus, including in your discussion of your strengths and strategy and in the section entitled "Industry Overview." Please attribute these statements either to management's belief, or, if the information is based upon other sources, such as the ADL Report, please clearly identify the source. For example, we note your statement on page 67 that you have the largest share of production capacity of the three producers of methylamines in North America, and your various statements noting that you are one of the top producers in the markets for your products, but you do not attribute these statements to any particular source. These are just examples. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

11. We note your frequent use of industry jargon and acronyms throughout the prospectus. Although you have included a glossary of terms in Appendix A, please provide context for such terms where they are first used so that an investor may understand your use of such terms. For example, in your Business disclosure, you note that certain segments produce certain amines, such as your disclosure on page 78 that you supply both MIPA and MEA. However, the importance of both MIPA and MEA to you, and the significance of your statements about such amines, is unclear. Without further context, the significance of your statement that you sell most MEA to one company, or that you are one of the leading global producers of MIPA, is unclear. Please revise your disclosure throughout your prospectus as appropriate.

Prospectus Summary, page 1

12. We note your reference to "the Acquisition" however it does not appear that you include a description of the Acquisition in the Summary. Please include a brief description of the acquisition of Taminco Group Holdings S.à.r.l. by Apollo.

13. Please prominently disclose in the summary that following the completion of the offering you will be a controlled company. Please include a discussion of the applicable limitations and risks to an investor that will result from your status as a controlled company.

14. Please revise your disclosure on page three to explain what you mean by the use of the term "pure play," including how this impacts your ranking as the world's largest producer of alkylamines and alkylamine derivatives. Please also supplementally provide us with support for this statement.

15. We note that you have included a detailed description of your strengths and strategy that is substantially identical to the disclosure found on pages 72-76. Please note that Item 503(a) of Regulation S-K instructs that the summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please revise this section accordingly. Please also provide a balanced discussion by disclosing your risks, including the fact that your balance sheet is highly leveraged, with a level of detail similar to that contained in the revised discussion of your strengths.

16. We note your disclosure on page four regarding your joint venture with MGC Group. Please file a copy of your agreement with MGC Group as an exhibit to the registration statement or tell us why you do not believe you are required to file the agreement.

17. Please provide support for your statement on page five that you believe you have been maintaining industry leading margins throughout economic cycles, including which "industry" you are using for the comparison.

18. We note your disclosure on page 74 that the cash flow conversion method used to calculate the cash flow conversion rate for the specialty chemical industry "may be different from that of ADL." Given the uncertainty, we do not believe it is appropriate to include this comparison as part of your disclosure. Please remove the disclosure or advise us as to why you believe such disclosure is appropriate.

19. We note your disclosure that your company has significant equity ownership. However, we note your disclosure that executive officers and directors collectively own only 2.9% of your outstanding shares and the employees own 10% of the outstanding shares in the company before giving effect to the offering. Please explain why you believe this constitutes "significant equity ownership" and revise your disclosure as necessary.

20. Please provide support for the statement on page seven that Apollo has completed 13 major transactions in the chemical industry, all with positive returns. Please also disclose the time period during which these transactions occurred.

Risk Factors, page 13

General

21. We note that some of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example:

- Our debt agreements contain restrictions that limit our flexibility . . ., page 13;

- We purchase our key raw materials and some of our equipment . . ., page 16;

- Our new products and products under development . . ., page 17;

- We are subject to risks inherent in foreign operations . . ., page 21; and

- New production methods or ingredients could be developed in the future . . , page 22.

These are just examples.  Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

<u>Our substantial indebtedness could adversely affect our financial health . . ., page 13</u>

22. Please quantify the company's annual debt service obligation.

<u>Our debt agreements contain restrictions that limit our flexibility . . ., page 13</u>

23. We note your disclosure that you *may* be required to satisfy and maintain specific financial ratios under your senior secured credit facilities.  Please revise your disclosure to state that you are required to comply with specific financial ratios under your revolving credit facility, as discussed on page 114, including any risk that you may not meet the specified financial ratio.

<u>Difficult and volatile conditions in the overall economy . . ., page 14</u>

24. Please revise your disclosure to explain any material impact on your historical financial condition that has resulted from the recent global economic condition, including the current economic crisis in Europe.

<u>An increase in energy costs, in particular natural gas costs . . ., page 15</u>

25. Please revise your disclosure to discuss any material impact on your financial condition that has resulted from recent fluctuations in the price of natural gas.

<u>We may not be able to pass on the costs of raw materials, energy or other inputs . . ., page 17</u>

26. We note that much of the disclosure in this risk factor is duplicative of the risk factor regarding your dependence on raw materials which begins on page 16.  Please revise accordingly.

27. We note your disclosure that you are able to pass on much of any increase in the cost of your raw materials to your customers through your CPT contracts.  On page 52, however, you disclose that your decrease in net sales was due to declining raw material prices that were passed through to customers pursuant to such contracts.  Please revise your disclosure here and elsewhere as appropriate to indicate that both increases and decreases in raw material costs are passed on to customers, and decreases in raw material costs may

therefore result in decreased net sales.  Please also disclose the percentage of your contracts that are CPT contracts.

28. We note your reference to various supply agreements, including your methanol supply agreement that expires in 2019.  We also note your disclosure on page 16 that you purchase your key raw materials from a relatively limited number of sources.  Please file any material supply agreements as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Our permits, licenses, registrations or authorizations or those of our customers or distributors may be suspended . . ., page 23

29. We note that this risk factor appears to discuss multiple distinct risks.  In addition to your need for various permits and licenses, we note that the risk factor addresses the regulation and classification of certain of your products under REACH, including the possibility of increased third party scrutiny, product liability litigation, and product substitution.  Please revise this risk factor to present each distinct risk in a separate risk factor and ensure that the subheading for each risk factor reflects the actual risk that you discuss in the text.

Use of Proceeds, page 36

30. Please revise your disclosure to present the approximate amount that will be used to repay your indebtedness and the amount that will be used for other general corporate purposes.  Please also disclose the interest rate and maturity of the indebtedness.  If the indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness.  See Instruction 3 to Item 504 of Regulation S-K.

Unaudited Pro Forma Financial Information, page 41

31. Please explain to us the reason for your presentation of the pro forma statement of operations for the last twelve-month period and how such presentation complies with Rule 11-02 of Regulation S-X.

32. Please revise your narrative to state, if true, that your pro forma statement of operations exclude material non-recurring items directly attributable to the Acquisition.

Note (e), page 46

33. Please more fully explain to us and disclose your reasons for using a blended statutory tax rate of 40%, how this rate was determined and is factually supportable, and the reason that the tax effect of the pro forma adjustments excludes the adjustment of the share-based compensation expense in the pro forma statement of operations for the nine months ended September 30, 2012.  Additionally, please more fully explain to us and disclose

why the pro forma effective tax rate used is significantly different from the statutory tax rate.

## Selected Financial Data, page 48

34. Please revise your narrative to clarify that the acquisition of Taminco Group Holdings S.a.r.l. was consummated on February 15, 2012 and the results of the Successor includes the results of operations of the acquiree from the date of acquisition.

## Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

## Key Performance Indicators - Adjusted EBITDA, page 50

35. Please revise your table to provide net sales and Adjusted EBITDA for the period from January 1, 2012 to February 14, 2012 and the nine-month period ended September 30, 2012.

## Volume, Product Mix and Pricing, page 51

36. Please revise your disclosure to explain how product mix affects your results of operations.

## Results of Operations, page 52

## Period from January 1, 2012 to February 14, 2012 (Predecessor Period) and Nine Months Ended September 30, 2012 (Successor Period) vs. Nine Months Ended September 30, 2011, page 53

37. Please revise your cost of sales narrative to quantify the percentage of cost of sales attributed to raw material and energy costs for each of the Predecessor Period, Successor Period and nine months ended September 30, 2011. Additionally, please quantify the percentage of cost of sales in the Successor Period attributed to both the inventory step-up and additional depreciation and amortization resulting from the acquisition.

38. Please revise your narrative of selling, general and administrative expense to more fully explain the one-time management compensation expense in the Predecessor Period.

39. Please revise your narrative of other operating expense to quantify and describe the nature of the transaction costs related to the acquisition in the Successor Period.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 56

Year Ended December 31, 2010 vs. Year Ended December 31, 2009, page 56

40. In certain of your net sales narratives, on both a consolidated basis and by segment level, you state that fluctuations in net sales between periods were due to changes in sales prices and/or volumes sold. To the extent that you did not quantify the amount or percentage change due to changes in sales prices and/or volumes sold, please quantify each factor, where you identify it as being a reason for changes in your net sales from period-to-period.

41. Please expand your discussion of your operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

   - Quantify the percentage of cost of sales attributable to the underlying factors you have identified as the reasons for any significant fluctuations in cost of sales between periods;
   - Quantify and discuss the underlying factors you attribute to the changes in other operating expense as a percentage of net sales;
   - Quantify the reasons you have identified as being the most significant factors for the change in other non-operating (income)/expense between periods;
   - More fully discuss and quantify the reasons for significant differences between your effective tax rates and statutory tax rates.

Segment Level Financial Results, page 57

42. Please expand your narrative of net sales to quantify how much of the increase or decrease in segment level net sales was due to changes in volume sold and/or changes in sales prices, where you have identified that as being the reason for the fluctuation between periods.

43. Please revise your discussion to quantify the underlying factors you have identified as being the primary reasons for the changes in Adjusted EBITDA from period-to-period.

Liquidity and Capital Resources, page 59

General

44. Please revise your registration statement to disclose the significant provisions of your debt arrangements.

45. To the extent that your senior secured credit facilities and/or your senior secured notes requires you to maintain compliance with significant financial covenants, please revise

your registration statement to present the actual ratios/amounts in addition to the minimum/maximum ratios/amounts permitted at each reporting date.  Such a presentation will allow investors to better understand your current status and ability to meet financial covenants.  Refer to Section 501.13.c of the Codification of Financial Reporting Policies.

46. Please expand your discussion of capital expenditures to disclose how much you intend to spend on capital expenditures in 2013.

## Cash Flows, page 60

## Non-Current Interest-Bearing Loans and Borrowings, page 61

47. In the last paragraph of this section, you mention that cash used in financing activities for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 included interest paid on debt and credit facilities.  Please explain to us how you determined that interest payments should be classified as a financing activity in your statements of cash flows.  Refer to FASB ASC 230-10-45.

## Critical Accounting Policies, page 63

## Share-Based Compensation, page 64

48. Please provide us and disclose a comprehensive discussion regarding the assumptions you used in your fair value determinations for equity transactions during the Successor Period.  Specifically address the facts and circumstances, if any, which may have resulted in any changes in fair values during the period and the differences between those fair values relative to the anticipated IPO price.

## Industry Overview, page 67

49. We note throughout this section that you list various companies that are "among" the "top global producers" for each of the markets for your products, and that for certain of the markets, you include yourself as a top global producer.  Please explain how you determined which companies to include in the disclosure and whether you included all companies that fell into your selection criteria, or instead selected particular companies.

## Business, page 71

## Our Company, page 71

50. To the extent applicable, please address the above comments relating to your Prospectus Summary.

51. We note your statement that eight of your products have accounted for more than 57% of your revenue. Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

52. We note that you provide financial information for each of your segments for the year ended December 31, 2011 and the Pro Forma LTM Period. Please revise your disclosure to include the information required by Item 101(b) for each of the last three fiscal years.

53. We note your disclosure regarding the volume generated from North America, Europe, and emerging markets. Please provide the information required by Item 101(d) of Regulation S-K for each of the last three fiscal years.

## History and Development, page 76

54. Please further describe the history of your business and the formation of your business through the carve-out from Union Chimique Belge. Please also describe the form of organization of the company. See Item 101(a) and 101(b) of Regulation S-K.

## Our Primary End-Markets, page 77

55. We note that the graphic on page 77 presents the main end-markets for each of your segments. However, certain of the end-markets, such as "Higher Amines" and "Solvents" do not appear to be end-markets but instead products that are used by end-markets. We further note that the chart on page 85 seems to more clearly present your end-markets. Please advise and revise accordingly.

56. Please clarify what you consider to be your "amines business" in your statement on page 78 that your "overall solvents business is considerably smaller than [y]our amines business."

57. We note throughout your disclosure that you list various customers in each end-market, such as Nalco, General Electric, SNF Floerger and Arkema in the water-treatment end-market. Please advise how you determined which customers to include in your disclosure, whether by contribution to revenue or otherwise.

## Our Operations, page 84

58. Please revise your disclosure to provide support for your statement on page 84 that you are "the chosen partner for the largest and fastest growing customers in the industry."

Research and Product Development, page 85

59. Please revise your disclosure to provide support for your statement that you have experienced significant, resilient organic growth in revenue and Adjusted EBITDA in the recent past.

Management, page 93

60. Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K for each of your directors and executive officers. For example, we note that the business experience during the past five years for Messrs. Yocum and Codell does not appear to be disclosed.

61. We note that for each of your directors you state that the director was selected "due to the foregoing experience and qualifications." Please revise your disclosure to discuss on a director-by-director basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 98

General

62. Please note that your registration statement is currently not in compliance with Item 11(l) of Form S-1 because it does not include the information required by Item 402 of Regulation S-K for your most recently completed fiscal year. Notwithstanding the fact that you intend to provide the disclosure required by Item 402 for the 2012 fiscal year, as suggested by the numerous placeholders in this section, your next amendment must include the disclosure you were required to include this registration statement. We will defer review of the amendment if you continue to omit the 2011 compensation disclosure. See Instruction 1 to Item 402(c) of Regulation S-K.

Compensation Philosophy and Objectives, page 99

63. We note your disclosure that your historical practice is to review benchmark data on an annual basis to ensure executive compensation remains commensurate with the targeted percentile. Please identify the component companies in your peer group and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Pay Mix, page 100

Bonus, page 100

64. We note your disclosure that annual cash bonuses were based on specified EBITDA
targets and Working Capital targets, but that you are not disclosing the specific targets.
Please disclose the actual performance targets and payouts associated with meeting the
performance targets.  Please also disclose the actual results achieved by the company and
how you evaluated the results to reach the actual payout.  If you believe that disclosure of
such information would result in competitive harm such that the information could be
excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a
detailed analysis supporting your conclusion.  To the extent that it is appropriate to omit
specific targets or performance objectives, you are required to provide disclosure
pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or
likely it will be to achieve the target levels or other factors, you should provide as much
detail as necessary short of disclosing information that poses a reasonable risk of
competitive harm.  Refer generally to Question 118.04 of the Regulation S-K Compliance
and Disclosure Interpretations.

Long-Term Equity-Based Compensation, page 101

65. Please explain the defined terms used in this section, such as "Sponsor," "Good Leaver,"
and "Bad Leaver."

2012 Equity Incentive Plan, page 102

66. Please file the Equity Incentive Plan as an exhibit to the registration statement.  See Item
601(b)(10)(iii) of Regulation S-K.

Employment Agreements and Severance and Change of Control Benefits, page 104

67. Please file copies of the employment agreements as exhibits to the registration statement.
See Item 601(b)(10)(ii)(A) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 112

General

68. Please file the Investor Rights Agreement and the Management Consulting Agreement as
exhibits to the registration statement.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

<u>Management Investor Rights Agreement, page 112</u>

69. Please disclose the specific rights that you and Apollo may exercise to purchase common stock in the event of certain transfers by the Management Holders.

<u>Management Consulting Agreement, page 112</u>

70. We note your disclosure that the Management Consulting Agreement will terminate automatically upon a public offering of any class of equity securities of the Company Group meeting certain criteria. Please disclose whether the public offering contemplated by this registration statement would serve as an event triggering termination of the Management Consulting Agreement. To the extent the Agreement will terminate, please disclose the amount of the lump-sum payment that you will owe Apollo Management.

71. We note your disclosure that you have entered into certain transactions with entities that are owned by affiliates of Apollo. Please revise your disclosure to include all of the information required by Item 404 of Regulation S-K for each transaction, or advise us as to why disclosure is not required. Please also file any contracts with related persons as an exhibit if required by Item 601(b)(10)(ii)(A).

<u>Description of Indebtedness, page 114</u>

72. Please file the Non-recourse Factoring Facility Agreement as an exhibit to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>Audited Consolidated Financial Statements of Taminco Group Holdings S.a. r.l. (Predecessor), page F-1</u>

<u>Note 14. Income Taxes, page F-26</u>

73. Please revise your rate reconciliation to provide the nature of the adjustment on the line item where you have referred to ASC 740-10.

<u>Exhibits</u>

74. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
Kirkland & Ellis LLP